ISSUER FREE WRITING PROSPECTUS
Dated December 20, 2011
Filed pursuant to Rule 433
Registration Statement No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Healthcare Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated February 18, 2011) with the SEC on August 27, 2010 and the registration statement became effective on February 18, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1499875/000114420411009880/v211699_424b3.htm, http://www.sec.gov/Archives/edgar/data/1499875/000114420411060072/v238470_424b3.htm, http://www.sec.gov/Archives/edgar/data/1499875/000114420411064325/v240546_424b3.htm, http://sec.gov/Archives/edgar/data/1499875/000114420411068548/v242443_424b3.htm, and http://sec.gov/Archives/edgar/data/1499875/000114420411069318/v242845_424b3.htm.  Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-373-2522.

The Company issued the following press release on December 20, 2011:

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CONTACTS
From: Anthony J. DeFazio	For: Todd Jensen
DeFazio Communications, LLC	American Realty Capital Healthcare Trust, Inc.
tony@defaziocommunications.com	tjensen@arlcap.com

FOR IMMEDIATE RELEASE

American Realty Capital Healthcare Trust Acquires
Methodist North Medical Office Building and Odessa Regional Medical Center

New York, NY, December 20, 2011 – American Realty Capital Healthcare Trust, Inc. (“ARC Healthcare” or the “Company”) announced that, on December 19, 2011, the Company closed its acquisition of a ground leasehold interest in a three-story outpatient center known as the Methodist North Medical Office Building, located in Peoria, Illinois, for a purchase price of approximately $24.6 million, exclusive of closing costs. In addition, the Company closed its acquisition of a ground leasehold interest in an on-campus medical office building known as the Odessa Regional Medical Center, located in Odessa, Texas, for a purchase price of approximately $7.4 million, exclusive of closing costs.  These two acquisitions increase the total size of ARC Healthcare’s portfolio to approximately $161.2 million comprised of 11 properties.  The two acquisitions total 112,522 square feet.

The Methodist North Medical Office Building is 100% leased to Methodist Services, Inc., an Illinois not for profit subsidiary of the ground lease guarantor, Methodist Health Services Corporation, pursuant to two tenant leases.  The tenant leases expire in January and February 2025, respectively.  The ground lease, which commenced in July 2008, has an initial term of 50 years that expires in July 2058. The ground lease contains two 25-year renewal options.

The Odessa Regional Medical Center is 100% leased to Odessa Regional Hospital, LP., a subsidiary of the guarantor, IASIS Healthcare Corporation. The tenant lease expires in May 2023. The ground lease, which commenced in July 2007, has an initial term of 50 years that expires in July 2057. The ground lease contains two 25-year renewal options.

American Realty Capital Healthcare Trust, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Healthcare Trust, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.